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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 1-15525

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Edwards Lifesciences Corporation
401(k) Savings and Investment Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Edwards Lifesciences Corporation

One Edwards Way
Irvine, California 92614
(949) 250-2500

 Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Index to Financial Statements and Supplemental Schedule

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2008 and 2007	3
Notes to Financial Statements	4
Supplemental Schedule	13
Signature	14
Exhibits:
23—Consent of Independent Registered Public Accounting Firm

 Report of Independent Registered Public Accounting Firm

To the Administrative and Investment Committee
for the Edwards Lifesciences Corporation Employee Benefit Plans:

        We have audited the accompanying statements of net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Edwards Lifesciences Corporation 401(k) Savings and Investment Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

        Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HEIN & ASSOCIATES LLP Irvine, California

June 23, 2009

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2008	2007
Investments in Master Trust, at fair value	$182,195,326	$208,152,313
Participant loans receivable	5,104,082	4,639,409
Dividends and interest receivable	36,925	32,655
Company contributions receivable	137,654	166,689

Net assets available for benefits at fair value	187,473,987	212,991,066
Adjustment from fair value to contract value for investment in Master Trust from fully benefit-responsive investment contracts	568,189	933,271

NET ASSETS AVAILABLE FOR BENEFITS	$188,042,176	$213,924,337

The accompanying notes are an integral part of these financial statements.

Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2008	2007
Additions to net assets attributed to:
Investment (loss) income:
Net (depreciation) appreciation in fair value of Master Trust	$(38,259,560)	$4,725,922
Interest	2,137,992	2,985,179
Dividends	1,707,687	3,703,775
Participant loan interest	376,434	347,555

Total investment (loss) income	(34,037,447)	11,762,431

Contributions:
Participant contributions	13,505,046	12,680,853
Company contributions	5,567,040	5,973,334
Rollover contributions	1,626,599	964,465

Total contributions	20,698,685	19,618,652

Total (reductions) additions	(13,338,762)	31,381,083

Deductions from net assets attributed to:
Benefits paid to participants	12,458,757	15,154,390
Administrative expenses	84,642	94,639

Total deductions	12,543,399	15,249,029

Net (decrease) increase in net assets available for benefits	(25,882,161)	16,132,054
Net assets available for benefits:
Beginning of year	213,924,337	197,792,283

End of year	$188,042,176	$213,924,337

The accompanying notes are an integral part of these financial statements.

 Edwards Lifesciences Corporation

401(k) Savings and Investment Plan

Notes to Financial Statements

1.     Description of the Plan

        The following description of the Edwards Lifesciences Corporation 401(k) Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

        The Plan is a defined contribution retirement plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Participation in the Plan is available to employees of Edwards Lifesciences Corporation (the "Company") who have met certain eligibility requirements, as described below.

Eligibility

        Employees become eligible to participate in the Plan on the thirty-first day after an employee is credited with an hour of service. Eligible individuals are those who are U.S. employees of the Company, or a subsidiary, division or facility of the Company that has adopted the Plan, other than:

  1.
  U.S. employees covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan;

  2.
  Employees otherwise excluded from the groups of employees to whom the Plan is extended;

  3.
  Leased employees who are employed by another company that provides services to Edwards; and

  4.
  Individuals who perform services under a written or verbal agreement that classifies them as independent contractors or that otherwise contains a waiver of participation in the Plan, regardless of such individual's employment status under common law.

Plan Administration

        The Plan is administered by the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans (the "Committee"). The Committee has authority, responsibility and control over the management of the assets of the Plan. Members of the Committee are appointed by the Board of Directors of the Company and are employees of the Company. State Street Bank and Trust Company ("Trustee") serves as trustee of the Plan's assets and ING Group provides record keeping services for the Plan.

Contributions

        The Plan allows tax deferred contributions intended to qualify under Section 401(k) of the Internal Revenue Code ("IRC"). Eligible participants may make pre-tax contributions up to 25% of their eligible annual compensation within certain limitations. The Company matches the first three percent of the participant's annual eligible compensation contributed to the Plan on a dollar for dollar basis. The Company matches the next two percent of the participant's annual eligible compensation to the Plan on a 50% basis. In addition, if a participant is age 50 or older, the participant is allowed to make additional catch-up contributions within certain limitations. Certain employees are also eligible for transitional contributions related to the spin-off from Baxter International, as described more fully in the Plan document.

Participant Accounts

        Each participant's account is credited with the participant's contributions, the Company's matching contributions and the allocation of the participant's share of the Plan's net earnings and losses, net of certain investment management fees. Allocations are based on participant account balances, as defined.

Vesting

        Participants are immediately fully vested in their plan accounts (other than their Company matching contributions) plus actual earnings thereon. Vesting in a participant's Company matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests in Company matching contributions in annual increments of 20% and, therefore, is 100% vested after five years of credited service. Upon termination of service due to death, disability, or attainment of normal retirement age, a participant shall become fully vested.

Investment Options

        Upon enrollment in the Plan, a participant may direct contributions in any of the following investment options within the Master Trust:

  Commingled Funds:

        SSgA Stable Value PAR Fund—The fund invests in investment contracts issued by insurance companies, banks, and other financial institutions, as well as enhanced short-term investment products.

        PIMCO Total Return Fund—The fund invests, under normal circumstances, at least 65% of its assets in fixed income securities.

        Vanguard Target Retirement Income Fund—The fund uses an asset allocation strategy designed for investors currently in retirement. It typically allocates 70% of assets to bonds and 30% to stocks.

        Vanguard Target Retirement 2010 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2010. It typically allocates 57% of assets to stocks and 43% to bonds.

        Vanguard Target Retirement 2020 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2020. It typically allocates 73% of assets to stocks and 27% to bonds.

        Vanguard Target Retirement 2030 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2030. It typically allocates 88% of assets to stocks and 12% to bonds.

        Vanguard Target Retirement 2040 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2040. It typically allocates 91% of assets to stocks and 9% to bonds.

        Vanguard Target Retirement 2050 Fund—The fund uses an asset allocation strategy designed for investors planning to retire in or within a few years of 2050. It typically allocates 90% of assets to stocks and 10% to bonds.

        SSgA Moderate Strategic Balanced Fund—The fund invests in a broad diversification of major global asset classes.

        SSgA S&P 500 Flagship Fund—The fund invests in all 500 stocks of the S&P 500 Index in proportion to their weightings in the Index.

        Van Kampen Growth and Income Fund—Invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

        American Funds Growth Fund of America—Invests primarily in common stocks. It may invest up to 15% of assets in securities of issuers domiciled outside the U.S. and Canada, and not included in the S&P's 500 Composite Index, and up to 10% of assets in lower quality nonconvertible securities.

        Dreyfus Mid Cap Index Fund—The fund generally is fully invested in stocks included in the S&P MidCap 400 Index, which is composed of 400 stocks of medium-size domestic and some Canadian companies with market capitalizations ranging between approximately $900 million and $3 billion, depending on index composition.

        Dreyfus Small Cap Stock Index Fund—The fund invests in a representative sample of stocks included in the S&P SmallCap 600 Index, and in futures whose performance is tied to the index.

        Columbia Small Cap Value Fund II—The fund invests at least 80% of assets in equity securities of U.S. companies within the Russell 2000 Value Index that are considered by the fund manager to be undervalued by the market.

        BlackRock Small Cap Growth Fund—The fund invests at least 80% of assets in equities issued by U.S. small capitalization companies whose market capitalizations are within the range of market capitalizations of companies in the Russell 2000 Growth Index.

        SSgA EAFE Index Fund—The fund invests in equity securities of companies outside the United States, seeking to match closely the performance of the Morgan Stanley Capital International, Europe, Australia, Far East Index while providing daily liquidity.

Self-Managed Funds:

        Self-Managed Funds—This is a brokerage option that allows participants to invest in approximately 4,000 different mutual funds.

Common Stock Funds:

        Edwards Lifesciences Corporation Stock Fund—Consists of Edwards common stock. Voting rights are passed through to individual participants.

        Baxter Common Stock Fund (for certain eligible employees)—Funds are invested primarily in Baxter common stock. Effective April 1, 2000, participants could no longer elect that contributions be invested in the fund, nor could they transfer any existing account balances into the fund.

Participant Loans

        Participants may borrow an amount ranging from a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The loan bears interest based on the applicable prime rate at the time of issuance plus 1%, which interest rates presently range from 5.0% to 10.6%, and has a maximum term of five years (or ten years if used to acquire a home). The loans are collateralized by the participants' vested interest in their accounts and any additional collateral as the Committee may require. Principal and interest are generally paid ratably through payroll deductions.

Payment of Benefits

        Upon termination of service or otherwise becoming eligible to receive benefits, a participant may elect to receive a lump-sum amount equal to the value of the participant's account, receive periodic installments or transfer the balance in the participant's account to another qualified plan. Vested accounts of $1,000 or less will be automatically paid in a lump-sum amount. Vested accounts between $1,000 and $5,000 will be automatically distributed into an individual retirement account designated by the Committee if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant or to receive the distribution directly in accordance with the Plan.

        A participant may make withdrawals from the participant's accounts (except as provided in the Plan document) if the participant is over age 59 1/2, fully vested and has completed five years of Plan participation. Withdrawals may also be made for financial hardship, which is determined pursuant to the provisions of the IRC. Upon making a hardship withdrawal, a participant may not make additional pre-tax contributions for a period of 6 months from the date of the withdrawal payment.

Administrative Expenses

        Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

Forfeitures

        A participant's non-vested balance is forfeited at the time of termination of employment. Such forfeitures may be used to offset future Company matching contributions. Forfeitures of $938,780 were used to reduce Company matching contributions during 2008, and no forfeitures were used during 2007. Forfeitures outstanding were approximately $486,702 and $705,267 at December 31, 2008 and 2007, respectively.

2.     Summary of Significant Accounting Policies

Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Certain reclassifications of previously reported amounts have been made to conform to classifications used in the current year.

Recently Adopted Accounting Standards

        In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company's adoption of SFAS 157 did not have a material impact on the Plan's financial statements. See Note 3 for further information.

        In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. SFAS 162 was effective November 15, 2008. The adoption of this standard did not have a material impact on the Plan's financial statements.

New Accounting Standards Not Yet Adopted

        In April 2009, the FASB issued FASB Staff Position ("FSP") No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP 157-4"). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS 157 when the volume and level of activity for the asset or liability have significantly decreased. FSP 157-4 also includes guidance on identifying circumstances that indicate a transaction is not orderly. FSP 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Company does not expect the adoption of FSP 157-4 will have a material impact on the Plan's financial statements.

        In May 2009, the FASB issued SFAS No. 165, "Subsequent Events" ("SFAS 165"). SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS 165 requires the disclosure of the date through which an entity has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. SFAS 165 is effective for interim or annual financial periods ending after June 15, 2009. The Company does not expect the adoption of SFAS 165 will have a material impact on the Plan's financial statements.

Investment Valuation and Income Recognition

        The investment in the Master Trust (see Note 4) is valued at the net asset value ("NAV") of the underlying investments within the Master Trust. The Master Trust's assets are primarily invested in funds managed by the Trustee through a commingled employee benefit funds trust. Units have been purchased in funds which invest primarily in securities of major U.S. companies, international equity securities in both developed and emerging markets, and government agency fixed income securities.

        Net appreciation in the Master Trust includes realized gains and losses on the sale of investments and unrealized appreciation or depreciation.

        The Plan invests in investment contracts through participation in the SSgA Stable Value Par Fund ("Stable Value Fund"), a common collective trust fund. FSP AAGINV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the Statements of Net Assets Available for Benefits reflect these investments at fair value, with a corresponding adjustment to reflect the investments at contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Payment of Benefits

        Benefits to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Risks and Uncertainties

        The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

        The Plan's Stable Value Fund, a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts, bank investment contracts, and/or a wrapped portfolio of fixed income instruments. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan administrator does not believe that the occurrence of any such event is probable.

3.     Fair Value Measurements

        The Plan adopted SFAS 157 as of January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

          Level 1—Quoted market prices in active markets for identical assets or liabilities.

          Level 2—Inputs, other than quoted prices in active markets, that are observable, either directly or indirectly.

          Level 3—Unobservable inputs that are not corroborated by market data.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety.

        The following table summarizes the Plan's financial instruments which are measured at fair value on a recurring basis as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Assets
Common stock	$40,208,098	$—	$—	$40,208,098
Mutual funds	40,258,081	—	—	40,258,081
Money market funds	—	1,536,933	—	1,536,933
Common/collective trust funds	—	100,192,214	—	100,192,214
Participant loans	—	—	5,104,082	5,104,082

	$80,466,179	$101,729,147	$5,104,082	$187,299,408

        The following table summarizes the changes in fair value of the Plan's financial assets that have been classified as Level 3 for the year ended December 31, 2008:

Participant loans
Balance at December 31, 2007	$4,639,409
Total gains—realized and unrealized:
Included in earnings (a)	376,434
Purchases, sales, issuances, and settlements	88,239

Balance at December 31, 2008	$5,104,082

(a)
Recorded as "Participant loan interest" in the Statement of Changes in Net Assets Available for Benefits.

        Common stock investments and mutual funds are valued at fair value based on quoted market prices reported on the active markets on which the individual securities are traded. Money market funds and common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy as the unit price is not quoted in an active market. However, the unit price is based on underlying investments which are either traded on an active market or are valued based on observable inputs such as market interest rates and quoted prices for similar securities. Participant loans are valued at their outstanding principal balance plus accrued interest, which approximates fair value.

4.     Investments

        The Master Trust, held by State Street Bank and Trust Company, holds the assets of the Plan and the Edwards Lifesciences Technology SARL Savings and Investment Plan.

        The accompanying Statements of Net Assets Available for Benefits reflect the apportioned share of the underlying Plan assets and liabilities of the Trust. Allocations of net income from the Trust are based on the Plan's net assets at the beginning of the year with adjustments for contributions and benefit payments made during the year.

        Summarized financial information for the Trust as of December 31 is as follows:

	December 31,
	2008	2007
Net assets held by Master Trust, at fair value:
Common/collective trust funds	$110,829,614	$122,930,797
Mutual funds	41,749,586	58,235,843
Common stock funds	43,450,922	41,210,711
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	648,831	1,088,874

Net assets available for benefits	$196,678,953	$223,466,225

% of Plan net assets held by Master Trust	92.92%	93.56%

        Investment (loss) income from Master Trust investments for the years ended December 31, 2008 and 2007 is as follows:

	Years Ended December 31,
	2008	2007
Interest income	$2,456,760	$3,396,916
Dividend income	1,747,156	3,778,970
Net (depreciation) appreciation in fair value:
Common/collective trust funds	(23,032,484)	3,165,897
Mutual funds	(20,196,700)	(183,757)
Common stock funds	3,733,104	1,794,461

Investment (loss) income	$(35,292,164)	$11,952,487

% of Plan investment (loss) income from Master Trust	97.51%	95.50%

        The only investment that represents 5% or more of the Plan's net assets available for benefits at December 31, 2008 and 2007 was the Plan's interest in the Master Trust.

5.     Distribution Priorities upon Termination of the Plan

        Although it has not expressed any intent to do so, the Company has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the account balance of each participant will become 100% vested and all assets, net of expenses, will be distributed to the participants or the participants' beneficiaries.

6.     Tax Status of the Plan

        The Company has received a favorable determination letter from the Internal Revenue Service on the Plan's federal income tax status. Although the Plan has since been amended, the Plan Administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.

7.     Related Parties

        At December 31, 2008 and 2007, the Plan, through its investment in the Master Trust, held units of participation in certain commingled funds and short-term investment funds of the Trustee and held shares of common stock of the Company. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.     Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the years ended December 31, 2008 and 2007:

	2008	2007
Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements	$188,042,176	$213,924,337
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(568,189)	(933,271)
Miscellaneous	—	26,941

Net assets available for benefits per Form 5500	$187,473,987	$213,018,007

	2008	2007
Statement of Changes in Net Assets Available for Benefits:
Total (reductions) additions per the financial statements	$(13,338,762)	$31,381,083
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	365,082	(685,304)
Net asset conversions	69,969	(84,131)
Miscellaneous	(26,919)	6,875

Total (loss) income per Form 5500	$(12,930,630)	$30,618,523

 Edwards Lifesciences Corporation
401(k) Savings and Investment Plan
Schedule H—line 4i—Schedule of Assets (Held at End of Year)
As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current value
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.0% to 10.6%	—	$5,104,082
	Edwards Lifesciences Corporation 401(k) Savings and Investment Trust	Master Trust—Commingled and Common Stock Funds	—	182,763,515

*
Party-in-interest for which a statutory exemption exists.

**
Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

 SIGNATURE

        The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EDWARDS LIFESCIENCES CORPORATION 401(K) SAVINGS AND INVESTMENT PLAN
June 25, 2009	By:	/s/ ROBERT C. REINDL Robert C. Reindl Member of the Administrative and Investment Committee for the Edwards Lifesciences Corporation Employee Benefit Plans

 EXHIBIT INDEX

        Exhibits are identified below. Exhibit 23 is filed herein as an exhibit hereto.

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm—Hein & Associates LLP

QuickLinks

Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Index to Financial Statements and Supplemental Schedule
Report of Independent Registered Public Accounting Firm
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Statements of Net Assets Available for Benefits
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Statements of Changes in Net Assets Available for Benefits
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Notes to Financial Statements
Edwards Lifesciences Corporation 401(k) Savings and Investment Plan Schedule H—line 4i—Schedule of Assets (Held at End of Year) As of December 31, 2008
SIGNATURE
EXHIBIT INDEX